Exhibit 99.1

For Immediate Release

Feb. 18, 2016

Two New Members to Join the Executive Board of SAP SE

WALLDORF, Germany – Feb. 18, 2016 – SAP SE (NYSE: SAP) today announced that Stefan Ries and Steve Singh will become the newest members of the Executive Board of SAP SE as of April 1, 2016.

Stefan Ries will continue in his role as chief human resources officer and also take on the position of SAP labor relations director.

Steve Singh will remain head of the business network group within SAP, consisting of SAP Ariba,* SAP Fieldglass* and Concur. He will continue as CEO of Concur, which was acquired by SAP in 2014.

“Stefan Ries and Steve Singh are very experienced leaders,” said Bill McDermott, CEO of SAP. “SAP will benefit greatly from their expertise, and I’m looking forward to working closely with them in their new roles.”

Stefan Ries was appointed to the Global Managing Board of SAP SE in May 2014. Between 2002 and 2010, he was responsible for various global HR functions, including the HR business partner organization.

Steve Singh has served as CEO of Concur since 1996 and was named to the Global Managing Board of SAP SE in January 2015. Under his leadership, Concur has become the leader of the multibillion-dollar market for travel and expense (T&E) management solutions. Before joining Concur, from 1993 to 1996 Steve was general manager at Symantec Corporation. Steve Singh began his career in technology with Apple Computer.

*SAP Ariba and SAP Fieldglass are new brand names launched in January 2016 and are used here to mean the offerings, employees and business of acquired companies Ariba and Fieldglass, which continue to be our legal entities until integration with SAP is complete.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable approximately 300,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

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